UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 11, 2016

Baxalta Incorporated

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	1-36782	47-1869689
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(224) 940-2000

(Registrant’s Telephone Number, Including Area Code)

1200 Lakeside Drive

Bannockburn, Illinois 60015

(Address of principal executive offices, including Zip Code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On January 11, 2016, Shire plc (“Parent”), BearTracks, Inc. (“Merger Sub”), a wholly owned subsidiary of Parent, and Baxalta Incorporated (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company, with the Company being the surviving corporation, and the Company will become a wholly owned subsidiary of Parent (the “Merger”).

On the terms and subject to the conditions set forth in the Merger Agreement, which has been approved by the boards of directors of Parent and the Company, at the effective time of the Merger (the “Effective Time”), each share of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than treasury shares of the Company and any shares of the Company Common Stock owned by Parent or any subsidiary of Parent (including Merger Sub) or the Company, and other than shares of Company Common Stock as to which dissenters’ rights have been properly exercised) will be canceled and converted into the right to receive both (i) $18.00 in cash, without interest (the “Per Share Cash Consideration”) and (ii) 0.1482 of an American Depositary Share of Parent (the “Parent ADS”) duly and validly issued against the Parent’s ordinary shares (the “Parent Ordinary Shares”), par value £0.05 per share (the “Per Share Stock Consideration”). Parent may, at its sole discretion, permit holders of Company Common Stock to elect to receive 0.4446 of a Parent Ordinary Share for each outstanding share of Company Common Stock in lieu of the Per Share Stock Consideration.

In addition, at the Effective Time, (i) each option to acquire shares of the Company Common Stock granted under the Company’s 2015 Incentive Plan (each, a “Company Option”) (other than any Company Option granted to a non-employee director of the Company or Baxter International Inc. (“Baxter”)) will be canceled and terminated in exchange for an option exercisable into Parent Ordinary Shares or Parent ADSs on the same terms and conditions (adjusted to account for the Merger); (ii) each Company Option granted under the Company’s 2015 Incentive Plan to non-employee directors of the Company or Baxter for which the fair market value of Per Share Merger Consideration exceeds the exercise price of such Company Option will be canceled and terminated and the holders will receive the Per Share Merger Consideration as if such Company Options have been exercised on a cashless basis; (iii) each award of restricted stock units granted under the Company’s 2015 Incentive Plan (each, a “Company Restricted Stock Unit”) (other than any Company Restricted Stock Unit granted to a non-employee director of the Company or Baxter) will be canceled and exchanged for an award for restricted stock units payable in a number of Parent Ordinary shares or Parent ADSs adjusted for the different fair market value between Company Common Stock and Parent Ordinary Shares (or Parent ADSs, as applicable); (iv) each Company Restricted Stock Unit granted under the Company’s 2015 Incentive Plan to a non-employee director of the Company or Baxter, whether or not then vested, will be canceled and terminated in exchange for the right to receive the Per Share Merger Consideration and (v) each award of performance stock units granted under the Company’s 2015 Incentive Plan will be canceled and exchanged for an award of restricted stock units payable in a number of Parent Ordinary shares or Parent ADSs adjusted for the different fair market value between Company Common Stock and Parent Ordinary Shares (or Parent ADSs, as applicable), assuming the performance goals are achieved at the greater of the actual performance levels and the target levels and subject to vesting solely based on the continued employment of the holder at Parent through the performance period.

In the Merger Agreement, Parent has agreed to use its reasonable best efforts to appoint at closing three members of Baxalta’s Board of Directors to serve on Parent’s Board of Directors and to nominate the same appointees for election as directors at the 2016 (if applicable) and 2017 Parent annual general meetings, subject to satisfactory compliance with attendance and performance expectations of the Parent Board of Directors.

The consummation of the Merger is subject to certain closing conditions, including the approval of holders of a majority of the issued and outstanding Company Common Stock and the approval of holders of a majority of Parent Ordinary Shares present and voting in person or by proxy, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, the receipt of certain other regulatory approvals, the absence of a “material adverse effect” with respect to Parent and the Company, the receipt by Parent and Baxter of certain tax opinions set forth in the Letter Agreement described below, and other conditions specified in the Merger Agreement.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, the Company will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and engage in discussions with third parties regarding alternative acquisition proposals except that the Company may, in response to an unsolicited acquisition proposal, engage in discussions with, and provide non-public information to, a third party if the Company’s board of directors determines in good faith that the acquisition proposal constitutes or is reasonably likely to constitute or lead to a “superior proposal.” The Company’s board of directors may make an adverse recommendation and terminate the Merger Agreement after receiving a “superior proposal,” subject to Parent’s right to match the superior proposal during a negotiation period of 5 days (with subsequent negotiation periods of 4 days if the superior proposal is amended). A “superior proposal” is a written acquisition proposal providing for a transfer of control of at least 50% of the stock or assets of the Company, which the Company’s board of directors determines in good faith (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the Company’s stockholders from a financial point of view than the Merger and the other transactions contemplated by the Merger Agreement. Parent is subject to generally reciprocal “non-solicitation” obligations except that the Company does not have similar rights to match a superior proposal received by Parent.

The Merger Agreement provides for certain termination rights for both Parent and the Company. Upon termination of the Merger Agreement under certain specified circumstances, the Company may be required to pay Parent a termination fee of $369,000,000 and Parent may be required to pay the Company a termination fee of $369,000,000. In addition, if the Merger Agreement is terminated under certain circumstances following the receipt of an acquisition proposal by the Company, the Company may be required to reimburse Parent for transaction expenses up to $110,000,000 (which expenses would be credited against any termination fee subsequently payable by the Company), and if the Merger Agreement is terminated under certain circumstances following the receipt of an acquisition proposal by Parent, Parent may be required to reimburse the Company for transaction expenses up to $65,000,000 (which expenses would be credited against any termination fee subsequently payable by Parent).

Parent and the Company each made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Parent and the Company to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Parent, the Company or Merger Sub or to modify or supplement any factual disclosures about the Company in its public reports filed with the U.S. Securities and Exchange Commission (the “SEC”). The Merger Agreement includes representations, warranties and covenants of Parent, the Company and Merger Sub made solely for purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by Parent, the Company and Merger Sub in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among Parent, the Company and Merger Sub rather than establishing matters as facts.

Letter Agreement

On January 11, 2016, Baxter, Parent and the Company entered into a letter agreement (the “Letter Agreement”) in connection with the Merger, which, among other things, clarifies certain aspects of that certain Tax Matters Agreement, dated as of June 30, 2015, by and among Baxter, by and on behalf of itself and each affiliate of Baxter, and the Company, by and on behalf of itself and each affiliate of the Company (the “Tax Matters Agreement”), and modifies certain aspects of the Shareholder’s and Registration Rights Agreement, dated as of June 30, 2015, by and between Baxter and the Company (the “Registration Rights Agreement”).

Under the Letter Agreement, Baxter agreed under certain circumstances to express its support for the Merger and waived its appraisal rights under Delaware law in connection with the Merger. In the Letter Agreement, Baxter represented to Parent and Baxalta that it had received an opinion from its tax advisor and, in connection with the execution of the Merger Agreement, Parent received an opinion from its tax advisor, Cravath, Swaine & Moore LLP (“Cravath”). In addition, under the Letter Agreement, immediately prior to the closing of the Merger, Baxter, Parent and the Company agreed to deliver certain representation letters to each of Cravath and Baxter’s tax advisor. The Letter Agreement provides that Baxter will use its reasonable best efforts to cause its tax advisor to deliver immediately prior to the closing of the Merger the tax opinion required by the Letter Agreement and Parent will use its reasonable best efforts to cause Cravath to deliver immediately prior to the closing of the Merger the tax opinion required by the Letter Agreement.

Under the Letter Agreement, from and after the closing of the Merger, the Company agreed to indemnify, and Parent agreed to guarantee such indemnity to, Baxter and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses resulting from the Merger (other than losses resulting from any disposition of the Company stock by Baxter (i) that are not attributable to the Merger and (ii) other than in the initial distribution on July 1, 2015 and certain debt-for-equity exchanges, exchange offers, contribution of Company shares to Baxter’s U.S. pension fund or a dividend distribution to Baxter’s stockholders (in each case as contemplated by the Letter Agreement)).

Under the Letter Agreement, Parent agreed to cooperate reasonably with the Company and Baxter to enable the Company to comply with its obligations under the Registration Rights Agreement and to use its reasonable best efforts to facilitate Baxter’s disposition of the Company stock in certain SEC registered offerings. Each of Parent and the Company agreed in the Letter Agreement not to hold their respective stockholder meetings to approve, and not to consummate, the Merger before the earliest of (a) the date that Baxter has completed marketing periods for two debt-for-equity exchanges and one equity exchange offer with respect to its Company stock, (b) the date on which Baxter has disposed of all its Company stock, and (c) June 17, 2016 (subject to tolling or extension (generally to no later than June 25, 2016) under certain circumstances).

The Letter Agreement may be terminated (a) by mutual written consent of Shire, Baxalta and Baxter, (b) by Shire or Baxalta upon termination of the Merger Agreement or (c) upon the closing of the Merger, in each case, subject to the terms of the Letter Agreement.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 3.03 Material Modification to Rights of Security Holders.

Amendment to Rights Agreement

On January 11, 2016, in connection with entering into the Merger Agreement, the Company entered into an amendment (the “Rights Amendment”) to its Rights Agreement (the “Rights Agreement”) with Computershare Trust Company, N.A., a federally chartered trust company, and Computershare Inc., a Delaware corporation, which provides that, among other things, (i) none of Parent, Merger Sub and any of their subsidiaries, affiliates or associates is an Acquiring Person (as defined in the Rights Agreement) as a result of the Merger Agreement and the transactions contemplated thereby, (ii) a “Distribution Date” or a “Stock Acquisition Date” (as such terms are defined in the Rights Agreement) does not occur, in each case, as a result of the Merger Agreement and the transactions contemplated thereby and (iii) the “Final Expiration Date” (as defined in the Rights Amendment) is amended to be the earlier of May 1, 2016 and the closing date immediately prior to the Effective Time.

The Rights Amendment also provides that if for any reason the Merger Agreement is terminated in accordance with its terms, the Rights Amendment will be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to the execution of the Rights Amendment.

The foregoing description of the Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On January 11, 2016, the Company agreed to amend its severance agreements (the “Severance Agreements”), which provide severance benefits to certain of the Company’s executive officers, including all of its named executive officers (the “Severance Agreements Amendment”). The Severance Agreements Amendment provides certain executive officers, including all of its named executive officers, with a full gross-up of excess parachute payments within the meaning of Section 280G of the Internal Revenue Code if there is a change of control and the severance benefits provided in the Severance Agreements exceed the 280G limit. This summary of the Severance Agreements Amendment does not purport to be a complete description and is qualified in its entirety by reference to the full text of the form of Severance Agreements Amendment, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of January 11, 2016, among Parent, Merger Sub and the Company.*

4.1	Amendment to Rights Agreement, dated as of January 11, 2016, among the Company, Computershare Inc. and Computershare Trust Company, N.A.

10.1	Letter Agreement, dated as of January 11, 2016, among Baxter, Parent and the Company.

10.2	Form of Severance Agreements Amendment between the Company and certain of the Company’s executive officers.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request by the SEC.

Forward-Looking Statements

This communication includes forward-looking statements. Use of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. These forward-looking statements may include statements with respect to, among other things, the proposed Merger with Parent, including the expected timing of completion of the Merger; the benefits of the Merger; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts.

These forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks, uncertainties and other factors that could cause actual results and events to differ materially from those expressed or implied by these forward-looking statements, including the following risks, uncertainties and other factors:

•	the inability to complete the Merger due to the failure to obtain the approval of the Company’s or Parent’s stockholders or the failure to satisfy other conditions to completion of the Merger;

•	the failure to obtain regulatory approvals required for the Merger, or required regulatory approvals delaying the Merger or causing the parties to abandon the Merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the outcome of any legal proceeding that may be instituted against the Company and others following the announcement of the Merger;

•	the amount of the costs, fees, expenses and charges related to the Merger;

•	the effect of the announcement of the Merger on the Company’s client relationships, operating results and business generally, including without limitation the ability to retain key employees;

•	the failure of Parent to obtain the necessary financing for the Merger;

•	the risk that the benefits of the Merger, including synergies, may not be fully realized or may take longer to realize than expected;

•	the failure of relevant tax opinions to be obtained on acceptable conditions or at all;

•	the risk that the Merger may not advance the combined company’s business strategy;

•	the risk that the combined company may experience difficulty integrating the Company’s employees or operations;

•	the potential diversion of the Company’s management’s attention resulting from the proposed Merger;

•	demand for and market acceptance of risks for and competitive pressures related to new and existing products;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, loss of confidence or declining sales;

•	future actions of FDA, EMA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, recalls, injunctions, loss of customer confidence, monetary sanctions or criminal or civil liabilities;

•	failures with respect to the Company’s compliance programs;

•	global regulatory, trade and tax policies;

•	the impact of competitive products and pricing, including generic competition, drug re-importation and disruptive technologies;

•	the Company’s ability to identify business development and growth opportunities and to successfully execute on its business development strategy;

•	the Company’s ability to realize the anticipated benefits from its joint product development and commercialization arrangements, governmental collaborations and other business development activities or to identify and enter into additional such opportunities in the future;

•	future actions of third parties, including third-party payors, as healthcare reform and other similar measures are implemented in the United States and globally;

•	the impact of U.S. healthcare reform and other similar actions undertaken by foreign governments with respect to pricing, reimbursement, taxation and rebate policies;

•	additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payors or other elements of the Company’s business;

•	fluctuations in supply and demand and the pricing of plasma-based therapies;

•	the availability and pricing of acceptable raw materials and component supply;

•	inability to create additional production capacity in a timely manner or the occurrence of other manufacturing or supply difficulties;

•	the ability to protect or enforce the Company’s owned or in-licensed patent or other proprietary rights (including trademarks, copyrights, trade secrets and know-how) or patents of third parties preventing or restricting the Company’s manufacture, sale or use of affected products or technology;

•	the Company’s ability to develop and sustain relationships with institutional partners;

•	the impact of global economic conditions on the Company and its customers and suppliers, including foreign governments in certain countries in which the Company operates;

•	fluctuations in foreign exchange and interest rates;

•	any changes in law concerning the taxation of income, including income earned outside the United States;

•	breaches or failures of the Company’s information technology systems;

•	loss of key employees or inability to identify and recruit new employees;

•	the outcome of pending or future litigation;

•	the adequacy of the Company’s cash flows from operations to meet its ongoing cash obligations and fund its investment program;

•	the Company’s ability to successfully develop and introduce biosimilar products;

•	the Company’s operations as an independent company;

•	the costs and temporary business interruptions related to the separation;

•	Baxter’s performance under various transaction agreements that will be executed as part of the separation;

•	the Company’s ability to transition away from the services to be provided by Baxter pursuant to the transition services agreement, manufacturing and supply agreement and other agreements with Baxter in a timely manner;

•	potential indemnification liabilities owed to Baxter after the separation;

•	the tax treatment of the distribution and the limitations imposed on the Company under the tax matters agreement that the Company entered into with Baxter;

•	restrictions on post-separation activities in order to preserve the tax-free treatment of the separation;

•	potential conflicts of interest for certain of the Company’s executive officers and directors because of their previous or continuing positions at Baxter;

•	the Company’s ability to achieve benefits from the separation in a timely manner;

•	the incurrence of substantial indebtedness following the separation from Baxter;

•	the Company’s ability to access the capital markets following the separation from Baxter;

•	changes to the timing of the subsequent disposal of the equity retained by Baxter; and

•	other factors identified in the Company’s and Parent’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. The Company does not undertake to update any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between the Company and Parent. The proposed combination will be submitted to the Company’s and Parent’s shareholders for their consideration and approval. In connection with the proposed combination, the Company and Parent will file relevant materials with (i) the SEC, including a Parent registration statement on Form S-4 that will include a proxy statement of the Company and a prospectus of Parent, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Parent’s ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Parent. The Company will mail the proxy statement/prospectus to its stockholders and Parent will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that the Company and/or Parent may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PARENT ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by the Company by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371. Investors may request copies of the documents filed with the SEC by Parent by directing a request to Parent’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Parent’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@Shire.com.

Certain Information Regarding Participants

The Company, Parent and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about the Company’s directors and executive officers in the Company’s registration statement on Form S-1, which was filed with the SEC on September 1, 2015. You can find information about Parent’s directors and executive officers in Parent’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at the Company or Parent as described above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 11, 2016

BAXALTA INCORPORATED
(Registrant)

By:	/s/ Stephanie D. Miller
Name:	Stephanie D. Miller
Title:	Senior Vice President, Associate General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

2.1 4.1

Agreement and Plan of Merger, dated as of January 11, 2016, among Parent, Merger Sub and the Company.*

Amendment to Rights Agreement, dated as of January 11, 2016, among the Company, Computershare Inc. and Computershare Trust Company, N.A.

10.1	Letter Agreement, dated as of January 11, 2016, among Baxter, Parent and the Company.
10.2	Form of Severance Agreements Amendment between the Company and certain of the Company’s executive officers.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request by the SEC.